UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of JANUARY 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

FIAT

PRESS RELEASE

The annual institutional meeting of Fiat Group top management with 130 top executives from all operating Sectors was held today at the Fiat Conference Center in Marentino (Turin).

Chairman Paolo Fresco opened the meeting with comments on recent media speculation about the future organization of Fiat: "You have read and heard about alternative financial plans, the participation of new stockholders, and trips to the United States. In point of fact, the truth is that Roberto Colaninno's plan has been submitted. We will be able to discuss that plan only after it has been examined by the Board of Directors. However, I do want to tell you that we are currently studying various proposals for recapitalization of our core businesses, starting with Fiat Auto but not stopping there. It is also true that proposals have been made for a demerger, but strictly in view of channeling additional financial resources to the businesses and expanding their programs. However, everything that we are doing is perfectly consistent with our plans and, in particular, the plan for Fiat Auto."

Fresco then summed up the year that just ended, highlighting the discrepancy between operating forecasts and the final result: "To reverse this trend, we have no choice but to take a very strict, highly disciplined approach to everything we're doing. Confronting 2003, which is going to be another tough year, we have to focus on strong execution of what we have decided to do. We are not promising anything more than what we can deliver, and we deliver what we promise. We must not rely on the hope of achieving results, but achieve them relying only on our strengths and keeping what depends on us under control, starting with costs."

Fresco reminded his audience that "There is no dearth of strengths and skills to develop the Group: the joint ventures with GM are ensuring major savings for the Automobile Sector, while CNH has become a global leader promising major returns, just like many other Sectors in the Group. Someone who joins Fiat after a long career, perhaps including work abroad

- as in my case - is really struck by the wealth of talent and knowledge in the Group."

"If we use these resources in the best way possible," Fresco concluded, "I am convinced that we will start to see the light and that beginning in 2003, but especially in 2004, the Group will start growing strongly again."

The Chief Executive Officer of Fiat, Alessandro Barberis, concluded the meeting. In his speech, Barberis confirmed that "we are evaluating the best scenarios that will enable us to address our problems more effectively and ensure that the Group and its individual components will have the best opportunities for recovery and development."

"However, I want to reiterate two basic points. We want Fiat to remain a major industrial group, and we have to really commit ourselves to improving our competitiveness and profitability. Our most pressing need is to focus on the immediate future and react even faster and more effectively."

After analyzing the critical aspects of the current problems the Group is facing, the CEO of Fiat explained what steps had to be taken for its recovery: "We have to keep working with a major focus on revenues and costs. We cannot neglect anything, we have to take a long, hard look inside our factories, at what's being done there and how it's being done. Our priority here is to generate operating cash flow."

There is great satisfaction over the fact that the Group's net financial position at the end of December fell below the ceiling of 3 billion euros agreed to with its lending banks when they granted the convertible loan. Another comforting signal comes from the operating income trends reported by Fiat Auto for the fourth quarter of 2002, when the operating loss totaled less than 200 million euros, against a loss of 429 million euros in the first quarter, 394 million euros in the second, and 340 in the third. "We have to consolidate and improve on these results," Barberis said. "This is the effort that we are asking all Sectors to make: everyone has to contribute to containment of Group indebtedness. We have to consider it a binding commitment." Barberis continued by saying that this is where the commitment to cost control should be dedicated, as well as the commitment to working capital and, in particular, inventories, which is

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producing good results. "All of this is implicit in the financial targets that we assigned to the Sectors, involving net income, industrial indebtedness, and net financial position." All this needs to be done, "while working on restructuring as necessary, and on development."

Given Group commitments, Barberis emphasized, "we need to motivate people more. Everyone has to know where we are and where we are going, everyone has to have precise objectives, and everyone needs to be constantly informed of the results. Results are the real antidote to pessimism."

Urging the audience again to "renew your enthusiasm," Alessandro Barberis closed the meeting by instilling a measure of hope: "I don't even ask myself whether we're going to make it: the Group is big and strong because it can count on a lot of robust Sectors. Getting out of the woods depends mainly on us, the people here in this room. It's going to be tough and take some time, but if we keep working together, harmoniously, with determination and rigor, we're definitely going to make it. And we'll come out the stronger for it."

Today's meeting, which started at 9:00 a.m. and ended at12:30 p.m., also featured the CEO of Fiat Auto, Giancarlo Boschetti, who reported on the progress made on his company's business plan, including the release of a whole series of new products, starting this year. The Chief Financial Officer of Fiat SpA, Ferruccio Luppi, illustrated the operating and financial performance of the Group in 2002 and outlined the measures that have to be taken in 2003.

Turin, January 20, 2003

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 20, 2003

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney